SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

              For the period ending June 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

Report to Shareholders
2000 Third Quarter Report

June 30, 2000

To Our Shareholders

The three months ended June 30, 2000 marked another record quarter for Creo Products Inc. We reported adjusted* earnings for the three months ended June 30, 2000 of $13.7 million or $0.28 per share (diluted - US GAAP) compared to $4.7 million or $0.16 per share for the three months ended June 30, 1999.

* The adjusted earnings excludes the effect of goodwill and other intangible asset amortization, business integration costs and the equity loss from the investment in Japan. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

This quarter was a demanding quarter for our new CreoScitex operating division requiring extra management bandwidth and attention. Since April 2000, we have realigned our product road maps and integrated our global sales, marketing and customer support organizations. We evolved principles of a new company culture and negotiated an OEM agreement with Heidelberg. We are very proud of the dedication our employees have shown in the integration of operations, technologies and cultures. By April 2001, we expect most of the issues related to the merger to be resolved and as to date the integration has progressed faster than first anticipated.

We feel the events of this quarter better position us for strong, long-term growth with the best overall team of people and products in the industry.

General. On April 4, 2000, Creo acquired certain assets of the Scitex Graphic Business and shares of related subsidiaries for 13,250,000 shares of Creo. This acquisition was valued at $508.0 million, which has been allocated to the assets and liabilities acquired along with the related goodwill from the acquisition. The acquisition was accounted for under the purchase method, with the results from the operations of the Business acquired being included in the consolidated financial statements of Creo commencing this quarter.

This is the first quarter that the Company's financial results include the pre-print division of Scitex Corporation Ltd. acquired on April 4, 2000. The following comparison is based on the results for the three months ended June 30, 2000 compared to the pro forma consolidation of the actual results of Creo and the Scitex pre-print division for the quarter ended March 31, 2000. The Scitex pre-print division results are extracted from Scitex Corporation's financial statements for the quarter ended March 31, 2000.

The Statement of Operations this quarter includes business integration costs of $8.2 million, goodwill and other intangible asset amortization of $18.1 million, and the equity loss from the investment in Japan of $1.0 million. The following is a pro forma summary of adjusted operations and earnings excluding these items and has been prepared assuming the took place effective January 1, 2000 (in millions of U.S. dollars):

                                            Three months ended
                                        June 30        March 31
                                          2000           2000
                                       (unaudited)    (unaudited)
Revenue                                 $ 162.6        $ 169.8
Cost of sales                              91.1           96.8
                                         -------       -------
Gross profit                               71.5           73.0
Research and development, net              14.2           19.0
Sales and marketing                        24.7           24.5
General and administration                 17.2           16.7
Other (income) expense                      0.1           (1.7)
                                        -------        -------
Adjusted operating income                  15.3           14.5
Income tax expense                         (3.8)          (4.8)
                                        -------        -------
Adjusted net operating income              11.5            9.7
Cash tax recovery from the amortization of
intellectual property                       2.2            2.2
                                        -------        -------
Adjusted earnings                        $ 13.7         $ 11.9
                                        =======        =======
Adjusted earnings per share - basic under
Canadian and U.S. GAAP                   $ 0.30
                                        =======
Adjusted earnings per share - fully diluted
under Canadian and U.S. GAAP             $ 0.28
                                        =======

Heidelberg Joint Venture. Effective May 18, 2000, the joint venture between Heidelberg and Creo was terminated, and the companies entered into an original equipment manufacture (OEM) relationship on those products that were formerly in the joint venture. Under this OEM relationship, Heidelberg has the right to continue to manufacture and sell these products for at least the next two years.

Under our agreement on the termination of the joint venture, all equipment orders that were received up to May 17, 2000 were considered joint venture business and will be accounted for as joint venture revenue when shipped. All orders received after May 17, 2000 by Heidelberg will be accounted for as OEM sales, whereby the company will record the full amount of the sale to Heidelberg. Under this OEM relationship, Heidelberg will no longer continue to fund R&D expenses on these products.

During Q3, all the shipments of these products were joint venture sales, since all the orders were received prior to May 18, 2000. If these joint venture shipments had been accounted for as OEM sales, the revenue of the company would have increased by $11.5 million, offset by increased cost of sales of $5.2 million and a reduction in R&D funding of $0.4 million resulting in a net increase in operating income of $5.9 million.

Revenues. Total revenue for Q3 decreased $7.2 million to $162.6 million from $169.8 million for the three months ended March 31, 2000 (Q2). This was mainly due to a decrease in equipment revenue from the joint venture with Heidelberg of $11.9 million offset by an increase in the non-joint venture products of $4.7 million. Although the revenue from the joint venture in Q3 was low, we are entering our fourth quarter with a record level of sales backlog for these products.

Gross Profit. The gross margin in Q3 increased to 44% from 43% in Q2, due to our product mix this quarter. In Q3 we sold more large format CTP's and workflow systems as compared to Q2. The gross profit in Q3 decreased $1.5 million from that of Q2 due to a decrease in overall revenue.

Research and development. Research and development expenses decreased $4.8 million from $19.0 million in Q2 to $14.2 million in Q3. This decrease was due mainly to a $2.5 million increase in research and development tax credits resulting from new tax legislation in Canada and a $1.6 million decrease in R&D expenses in Israel.

Sales and marketing. Sales and marketing expenses increased $0.2 million from $24.5 million in Q2 to $24.7 million in Q3, due to the increase in sales levels of the non-joint venture products.

General and administration. General and administration expenses increased by $0.5 million from $16.7 million in Q2 to $17.2 million in Q3. This increase was due mainly to an increase in legal and audit fees.

Income taxes. Income tax expense as a percentage of pre-tax income decreased from 33% in Q2 to 25% in Q3. This decrease was a result of the operating structure on the acquisition from Scitex, which resulted in more of our operations being taxed in jurisdictions with lower tax rates.

The cash tax recovery from the amortization of intellectual property is the benefit the company will receive for the next five years as a result of the Scitex acquisition. This intellectual property was acquired through the issue of shares and therefore did not involve cash, but these tax savings result in an actual cash tax savings to the company.

Business integration expenses. The business integration expenses consist mainly of expenses that are related to integration of the Scitex business, including closing of offices and the termination of the joint venture with Heidelberg. Management anticipates additional integration expenses in the future as decisions are made on products, computer systems and certain other activities that are necessary to integrate the business.

Goodwill and other intangible assets amortization. The preliminary amounts assigned to goodwill and other intangible assets on the acquisition of the Scitex pre-print division, Intense Software Inc. and Carmel Graphics Systems Inc. totals $383.7 million. Under Canadian GAAP, this amount is amortized over five years. Under U.S. GAAP, the in-process R&D is expensed immediately and the residual amount is amortized over five years.

Equity loss. In July 2000, we increased our ownership of Nihon CreoScitex of Japan to 51% and we will consolidate this company starting in the quarter ending September 30, 2000. In October 2000, we have an option to increase our ownership to 81% and take over operating control of this company.

Share capital. As at June 30, 2000, the company had 46,969,587 common shares outstanding and 6,341,661 options outstanding. The share capital used for the June 30, 2000 earnings per share calculations are as follows:

                                                            Per Pro Forma
                              Per Consolidated Statement      Summary of
                                    of Operations         Adjusted Operations
                                 Three          Nine               Three
                                 months        months              months
                                 ended         ended               ended
                                June 30       June 30             June 30
                                 2000          2000                2000
                              (unaudited)   (unaudited)         (unaudited)

Basic shares outstanding       45,948,027    37,010,710          45,948,027

Fully diluted - Canadian GAAP
  Net earnings (loss) / Adjusted
  earnings                  $ (10,211,000)  $ 2,145,000        $ 13,715,000
  Plus: income from options             -         3,000             906,000
                             ------------    ----------         -----------
                            $ (10,211,000)  $ 2,148,000        $ 14,621,000
                             ============    ==========         ===========

  Basic shares outstanding     45,948,027    37,010,710          45,948,027
  Plus: dilutive options                -        48,000           6,364,555
                             ------------    ----------         -----------
  Fully diluted shares
    outstanding                45,948,027    37,058,710          52,312,582
                             ============    ==========         ===========

Fully diluted EPS           $       (0.22)  $      0.06        $       0.28
                             ============    ==========         ===========
Diluted - US GAAP
  Net loss / Adjusted
  earnings                    (48,401,000)  (36,045,000)         13,715,000
  Basic shares outstanding     45,948,027    37,010,710          45,948,027
  Plus: dilutive options                -             -           2,848,397
                             ------------    ----------         -----------
  Diluted shares outstanding   45,948,027    37,010,710          48,796,424
                             ============    ==========         ===========
  Diluted EPS               $       (1.05)  $     (0.97)       $       0.28
                             ============    ==========         ===========



Amos Michelson                               Tom Kordyback
Chief Executive Officer                      Chief Financial Officer

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) The expected advantages for Creo of the transition to an OEM arrangement with Heidelberger Druckmaschinen AG may be less than expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report on Form 20-F for the fiscal year ended September 30, 1999, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this report.

                       Creo Products Inc.
                  Consolidated Balance Sheets
                 (In thousands of U.S. dollars)

                                              June 30        June 30
                                              2000           1999
                                             (unaudited)    (unaudited)

Assets

Current assets
  Cash and cash equivalents                  $ 61,850       $ 42,621
  Accounts receivable                         153,335         30,137
  Other receivables                            53,948          5,270
  Inventories                                 140,533         30,232
  Income taxes receivable                       4,064              -
  Future income taxes                          18,068              -
                                              -------        -------
                                              431,798        108,260
Investments and other assets                   37,572              -
Capital assets                                102,911         38,209
Goodwill and other intangible assets          365,600              -
                                              -------        -------
                                             $937,881       $146,469
                                              =======        =======
Liabilities

Current liabilities
  Accounts payable                           $ 84,177       $  8,428
  Accrued liabilities                          89,789         12,612
  Income taxes payable                              -          2,792
  Deferred revenue and deposits                51,113         21,321
  Current portion of long-term debt                 -            296
                                              -------        -------
                                              225,079         45,449
Long-term debt                                      -          6,438
Future income taxes                            25,134              -
                                              -------        -------
                                              250,213         51,887
Shareholders' Equity

Share capital                                 661,605         79,045
Contributed surplus                             2,164              -
Retained earnings                              23,899         15,537
                                              -------        -------
Total shareholders' equity                    687,668         94,582
                                              -------        -------
                                             $937,881       $146,469
                                              =======        =======

                       Creo Products Inc.
  Consolidated Statements of Operations and Retained Earnings
    (In thousands of U.S. dollars except earnings per share)

                                   Three months ended      Nine months ended
                                         June 30               June 30
                                    2000         1999     2000         1999
                                 (unaudited)(unaudited)(unaudited)(unaudited)

Revenue

  Product revenue                 $ 115,338  $  36,796  $ 212,909    $ 101,690
  Service revenue                    36,043      7,524     55,877       20,687
  Consumables revenue                11,193          -     11,193            -
                                   --------   --------   --------     --------
                                    162,574     44,320    279,979      122,377
Cost of sales                        91,071     23,669    153,115       64,357
                                   --------   --------   --------     --------
                                     71,503     20,651    126,864       58,020
                                   --------   --------   --------     --------

Research and development, net        14,241      4,100     26,601        9,375
Sales and marketing                  24,703      7,625     42,982       22,021
General and administration           17,192      2,591     23,582        6,574
Other (income) expense                   38     (1,320)    (2,076)        (727)
                                   --------   --------   --------     --------
Operating income before undernoted
 items                               15,329      7,655     35,775       20,777
Business integration costs            8,172          -      8,172            -
Goodwill and other intangible assets
 amortization                        18,124          -     18,124            -
                                   --------   --------   --------     --------
Earnings (loss) before income taxes
and equity loss                     (10,967)     7,655      9,479       20,777
Income tax expense (recovery)        (1,723)     2,943      6,367        8,434
Equity loss                             967          -        967            -
                                   --------   --------   --------     --------
Net earnings (loss)               $ (10,211) $   4,712  $   2,145    $  12,343
                                   ========   ========   ========     ========
Earnings (loss) per common share
- Basic, Canadian GAAP            $   (0.22) $    0.17  $    0.06    $    0.45
                                   ========   ========   ========     ========
- Basic, U.S. GAAP (note 2)       $   (1.05) $    0.17  $   (0.97)   $    0.45
                                   ========   ========   ========     ========
- Fully diluted, Canadian GAAP    $   (0.22) $    0.15  $    0.06    $    0.41
                                   ========   ========   ========     ========
- Diluted, U.S. GAAP (note 2)     $   (1.05) $    0.16  $   (0.97)   $    0.43
                                   ========   ========   ========     ========

Retained earnings, beginning
  of period                       $  34,110  $  10,825  $  21,754    $   3,194
Net earnings (loss)                 (10,211)     4,712      2,145       12,343
                                   --------   --------   --------     --------
Retained earnings, end of period  $  23,889  $  15,537  $  23,899    $  15,537
                                   ========   ========   ========     ========

                       Creo Products Inc.
             Consolidated Statements of Cash Flows
                 (In thousands of U.S. dollars)

                                   Three months ended      Nine months ended
                                         June 30               June 30
                                    2000         1999     2000         1999
                                 (unaudited)(unaudited)(unaudited)(unaudited)

Cash provided by (used in) operations:
Net earnings (loss)               $ (10,211)     $ 4,712   $ 2,145    $ 12,343
Items not affecting cash:
  Amortization                       20,981        1,691    24,800       4,289
  Equity loss                           967            -       967           -
  Future income taxes                (1,212)         181    (1,877)        (26)
  Other                                   -          (13)       10         (49)
                                   --------     --------  --------    --------
                                     10,525        6,571    26,045      16,557

Changes in non-cash working capital:
  Accounts receivable                 5,491        1,317    (5,146)     (6,310)
  Other receivables                  (9,122)      (1,380)  (11,650)     (2,500)
  Inventories                         1,317       (3,171)   (7,745)     (5,081)
  Accounts payable                   33,460        1,847    35,446       3,074
  Accrued liabilities               (26,174)       1,712   (27,555)         88
  Income taxes                       (8,324)         659    (7,550)      1,906
  Deferred revenue and deposits      (1,986)         534       (28)      7,644
                                   --------     --------  --------    --------
                                     (5,338)       1,518   (24,183)     (1,179)
                                   --------     --------  --------    --------
                                      5,187        8,089     1,862      15,378

Cash provided by (used in) investing:
  Business acquisitions (note 1)     (9,886)           -    (9,886)          -
  Investments and other assets          (67)           -   (37,138)          -
  Purchase of capital assets         (8,522)      (2,683)  (17,555)     (8,527)
  Other                               1,094           11     1,094         224
                                   --------     --------  --------    --------
                                    (17,381)      (2,672   (63,485)     (8,303)
Cash provided by (used in) financing:
  Proceeds from shares issued        19,959          128    24,804      20,191
  Share-purchase loans                  161            -     2,254           -
  Repayment of long-term debt             -          (74)   (6,660)       (869)
                                   --------     --------  --------    --------
                                     20,120           54    20,398      19,322
                                   --------     --------  --------    --------
Increase (decrease) in cash and
 cash equivalents                     7,926        5,471   (41,225)     26,397
Cash and cash equivalents,
 beginning of period                 53,924       37,150   103,075      16,224
                                   --------     --------  --------    --------
Cash and cash equivalents,
 end of period                    $  61,850    $  42,621 $  61,850   $  42,621
                                   ========     ========  ========    ========

Supplementary information:
  Taxes paid                      $     (55)   $     814 $   5,035   $   2,794
  Interest paid                           6          110       145         373
Non-cash transactions:
  Common shares issued for business
 acquisitions                     $ 500,763    $       - $ 500,763   $       -

Notes to the Consolidated Financial Statements
(Amounts in thousands of U.S. dollars)

1. Business acquisitions

a. The Graphic Arts Business of Scitex Corporation Ltd. ("Scitex Business")

On January 17, 2000, the Company entered into an asset purchase agreement with Scitex Corporation Ltd. ("Scitex") to acquire the Scitex Business in exchange for 13,250,000 common shares of the Company. Upon completion of this transaction, Scitex entered into a five-year standstill agreement which, amongst other things, included restrictions on acquiring additional shares of the Company, as well as customary transfer, voting and other restrictions.

The Scitex Business includes shares and assets of various Scitex subsidiaries, and all of the tangible and intangible assets used in the Scitex Business. In addition, the Company assumed certain liabilities of the Scitex Business. The Company completed the acquisition on April 4, 2000.

The acquisition of the Scitex Business has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the completion of acquisition. The preliminary purchase price allocation has been assigned to the specific assets acquired and liabilities assumed based on estimates and is subject to revision:

Cash                                    $ 18,575
Current assets                           250,875
Capital assets                            51,238
Other assets                               2,495
Goodwill and other tangible assets       364,797
                                        --------
                                         687,980
Current liabilities                     (168,005)
Future income taxes                      (11,947)
                                        --------
Purchase price                         $ 508,028
                                        ========

b. Intense Software Inc.

On May 30, 2000, the Company acquired the assets of Intense Software Inc. for cash of $934 and 467,654 shares of the Company, aggregating approximately $13 million. The majority of the preliminary purchase price allocation has been assigned to goodwill and other intangibles based on estimates and is subject to revision. Intense Software Inc. develops and markets software for graphic designers, business users and printing professionals.

c. Carmel Graphics Systems Inc.

On May 11, 2000, the Company acquired 100% of the issued shares of Carmel Graphics Systems Inc. for cash of $4,271 and 115,835 shares of the Company, aggregating approximately $8.0 million. The majority of the preliminary purchase price allocation has been assigned to goodwill and other intangibles based on estimates and is subject to revision. Carmel Graphics Systems Inc. supplies the business-to-business marketplace with customizable hardware and software that can be easily integrated as portals into users' corporate websites. Users typically include desktop publishing, prepress, and print-on-demand professionals.

2. Differences between Canadian and United States Accounting Principles and Practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years. Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. The effect of the difference would be:

                                  Three months ended     Nine months ended
                                      June 30               June 30
                                  2000       1999       2000       1999
                                 (unaudited)(unaudited)(unaudited)(unaudited)

Net earnings (loss) under
  Canadian GAAP                  $ (10,211)  $ 4,712    $ 2,145   $ 12,343
Goodwill amortization               45,939         -     45,939          -
Income tax recovery                 (7,749)        -     (7,749)         -
                                  --------  --------   --------   --------
Net earnings (loss) under
  U.S. GAAP                      $ (48,401)  $ 4,712   $(36,045)  $ 12,343
                                  ========  ========   ========   ========

The income tax recovery is applicable to goodwill amortization.

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
V5G 4M1 CANADA
www.creo.com

Contact:
Tracy Rawa, Investor Relations
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: IR@creo.com